Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

January 24, 2025

The following changes were made in this Amendment:

Changes to Schedule B, Section II Item 13B

CIBC MELLON TRUST COMPANY – Added as Custody, Clear, or Settle entity

INTERCONTINENTAL EXCHANGE, INC – Terminated as Execute or Trade entity

TRADEWEB GLOBAL LLC changed to TW SEF LLC – Name change in Execute or Trade section

CME GROUP INC. – Added as Execute or Trade entity

ICE SWAP TRADE, LLC – Added as Execute or Trade entity

KYTE BROKING LIMITED – Added as Execute or Trade entity

TRADEWEB GLOBAL LLC – Added as Execute or Trade entity

Changes to 7R Filing

Updated 7R to reflect a recent disclosure for BANA (on page 86).